Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED JUNE 16, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of July 1, 2022;
•to disclose the calculation of our May 31, 2022 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

Amidst market volatility, BREIT continues to deliver positive performance. For the month ended May 31, 2022, BREIT’s Class I NAV per share remained stable from $14.97 as of April 30, 2022 to $14.98 as of May 31, 2022. The total return for Class I shares in May was 0.5% (not annualized).1

We believe BREIT’s performance will be resilient in an environment characterized by rising interest rates and inflation. BREIT’s portfolio is 77% concentrated in residential and industrial, the best performing sectors in recent years supported by exceptional fundamentals and secular growth tailwinds,2 and has generated outsized cash flow growth, with +16% same property net operating income growth year-over-year.3 Our portfolio’s rents in these high conviction sectors remain below current market rents and have short duration leases, enabling BREIT to increase revenue as leases expire. BREIT’s portfolio is 96% occupied and has less exposure to rising material or labor costs providing natural inflation protection. We believe BREIT is uniquely positioned in the current environment as a result of the breadth, depth and experience of Blackstone Real Estate’s approximately 800-person global team and access to real time proprietary insights derived from our vast portfolio of approximately 12,000 assets.

July 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2022 (and repurchases as of June 30, 2022) is as follows:

Transaction Price (per share)
Class S	$14.9758
Class I	$14.9810
Class T	$14.7588
Class D	$14.6681
The July 1 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
1 BREIT’s Class D NAV per share, Class S NAV per share and Class T NAV per share remained stable. BREIT’s Class D total return, Class S total return and Class T total return are 0.4% in May 2022.
2 Performance of residential and industrial public REITs in 2021 and since BREIT’s inception provided by FTSE Nareit Equity REITs as of April 30, 2022. Market performance reflects BREIT’s concentration in growth markets, which have experienced high population growth relative to the U.S. average. While BREIT generally seeks to acquire real estate properties located in growth markets, certain properties may not be located in such markets. Although a market may be a growth market as of the date of the publication of this material, demographics and trends may change and investors are cautioned on relying upon the data presented as there is no guarantee that historical trends will continue or that BREIT could benefit from such trends. U.S. Census Bureau, as of July 2020, released in May 2021.
3 Represents BREIT’s year‐over‐year same‐property NOI growth for the quarter ending March 31, 2022.

May 31, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. Transactions or events have occurred since May 31, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of May 31, 2022 ($ and shares in thousands):

Components of NAV	May 31, 2022
Investments in real estate	$97,902,735
Investments in real estate debt	11,081,928
Investments in unconsolidated entities	9,745,399
Cash and cash equivalents	2,910,231
Restricted cash	2,544,860
Other assets	4,287,349
Mortgage notes, term loans, and revolving credit facilities, net	(47,662,382)
Secured financings on investments in real estate debt	(4,834,636)
Subscriptions received in advance	(1,501,481)
Other liabilities	(4,027,527)
Accrued performance participation allocation	(347,839)
Management fee payable	(71,047)
Accrued stockholder servicing fees(1)	(18,394)
Non-controlling interests in joint ventures	(2,476,459)
Net asset value	$67,532,737
Number of outstanding shares/units	4,517,367
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,703,591	$36,423,601	$1,051,619	$5,539,073	$1,814,853	$67,532,737
Number of outstanding shares/units	1,516,018	2,431,323	71,254	377,628	121,144	4,517,367
NAV Per Share/Unit as of May 31, 2022	$14.9758	$14.9810	$14.7588	$14.6681	$14.9810
_____________

(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Residential	6.7%	5.0%
Industrial	6.3%	5.2%
Net Lease	6.8%	5.9%
Hospitality	9.1%	9.1%
Data Centers	6.3%	5.3%
Self Storage	7.0%	5.1%
Office	6.5%	4.6%
Retail	6.7%	5.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Residential	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.1%	+1.8%	+1.7%	+1.5%	+1.8%	+2.0%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.8)%	(1.6)%	(1.7)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+3.7%	+2.5%	+1.4%	+2.4%	+3.2%	+4.1%	+3.2%
(weighted average)	0.25% increase	(2.8)%	(3.4)%	(2.3)%	(1.3)%	(2.5)%	(3.0)%	(3.7)%	(2.9)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of April 30, 2022 ($ and shares in thousands):

Components of NAV	April 30, 2022
Investments in real estate	$89,766,659
Investments in real estate debt	9,637,337
Investments in unconsolidated entities	8,489,896
Cash and cash equivalents	3,954,199
Restricted cash	2,465,473
Other assets	5,029,299
Mortgage notes, term loans, and revolving credit facilities, net	(41,619,673)
Secured financings on investments in real estate debt	(4,650,023)
Subscriptions received in advance	(1,480,073)
Other liabilities	(2,756,248)
Accrued performance participation allocation	(302,462)
Management fee payable	(69,675)
Accrued stockholder servicing fees(1)	(17,321)
Non-controlling interests in joint ventures	(2,178,655)
Net asset value	$66,268,733
Number of outstanding shares/units	4,436,042

__________

(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2022, the Company has accrued under GAAP $1.5 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of April 30, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,143,490	$36,030,104	$1,002,141	$5,285,520	$1,807,478	$66,268,733
Number of outstanding shares/units	1,479,698	2,407,136	67,931	360,521	120,756	4,436,042
NAV Per Share/Unit as of April 30, 2022	$14.9649	$14.9680	$14.7523	$14.6608	$14.9680
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 325,331,180 shares of our common stock (consisting of 130,264,156 Class S Shares, 133,587,307 Class I Shares, 8,757,219 Class T Shares, and 52,722,498 Class D Shares) in the primary offering for total proceeds of $4.8 billion and (ii) 17,475,817 shares of our common stock (consisting of 7,794,323 Class S Shares, 7,309,610 Class I Shares, 388,059 Class T Shares, and 1,983,825 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.3 billion. As of May 31, 2022, our aggregate NAV was $67.5 billion. We intend to continue selling shares in the Offering on a monthly basis.